Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated June 23, 2014, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the

Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot do so,

the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of

Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer

Manager (identified below) or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Hittite Microwave Corporation

at

$78.00 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated June 23, 2014

by

BBAC Corp.

a direct wholly owned subsidiary of

Analog Devices, Inc.

BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), is offering to purchase all outstanding shares of common stock, par value $0.01 (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether they charge any service fees.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JULY 21, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 21, 2014), UNLESS THE OFFER IS EXTENDED (SUCH TIME, AS IT MAY BE SO EXTENDED, THE “EXPIRATION TIME”), UNLESS EARLIER TERMINATED BY THE PURCHASER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 9, 2014 (as it may be amended or supplemented, the “Merger Agreement”), by and among Hittite, Analog Devices and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Hittite, with Hittite becoming a direct wholly owned subsidiary of Analog Devices (the “Merger”). At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which will be cancelled, and (ii) Shares owned by any stockholder who or which is entitled to demand, and properly demands, appraisal rights pursuant to, and complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes. The Merger Agreement is more fully described in Section 12—“The Transaction Agreements” of the Offer to Purchase.

The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, and assuming the requirements of Section 251(h) of the DGCL are met, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote by the stockholders of Hittite to adopt the Merger Agreement. Accordingly, if the Offer is consummated, the Purchaser does not anticipate seeking the approval of Hittite’s remaining public stockholders before effecting the Merger.

THE HITTITE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF HITTITE ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Hittite Board of Directors has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Hittite and the stockholders of Hittite that Hittite enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Hittite tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Hittite and the stockholders of Hittite and (iv) resolved to recommend that the stockholders of Hittite accept the Offer and tender their Shares pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) which, when added to the Shares then owned by Analog Devices or the Purchaser, would equal at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of Shares outstanding (including, but not limited to, Shares subject to Hittite restricted stock awards (whether vested or unvested)), together with the Shares which Hittite may be required to issue pursuant to warrants, options, restricted stock units or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, regardless of exercise price, but only to the extent vested or then exercisable after giving effect to any accelerated vesting as a result of the completion of the Offer and the Merger) (the “Minimum Condition”), (ii) any waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or to the exercise by Analog Devices or the Purchaser of the voting power of the Shares, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) having expired or been terminated, and any required authorization under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) having been obtained, (iii) since the date of the Merger Agreement, no change, event, circumstance, development or effect having occurred that has had, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Offer to Purchase) with respect to Hittite and (iv) other customary conditions.

The purpose of the Offer and the Merger is for the Purchaser to acquire control of, and the entire equity interest in, Hittite, while allowing Hittite’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. As soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Analog Devices and the Purchaser intend to effect the Merger.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Hittite, the Purchaser may not (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the number of Shares sought pursuant to the Offer, (ii) extend the Expiration Time except (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC), (b) that if, immediately prior to the scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the Expiration Time for one or more periods (not in excess of ten business days each) but in no event to a date later than December 8, 2014, or (c) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, (iii) waive or change the Minimum Condition, (iv) amend any term of the Offer in any manner materially adverse to Hittite or to holders of Shares or (v) impose any condition to the Offer other than the conditions to the Offer specified in the Merger Agreement.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Hittite stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser reserves the right, and under certain circumstances the Purchaser may be required, to extend the Offer, as described in Section 1—“Terms of the Offer” of the Offer to Purchase.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the Purchaser’s obligation under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer and the conditions of the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Further, if the Purchaser has not accepted Shares for payment by August 22, 2014, Shares may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No tender or withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Purchaser nor any of its affiliates or assigns, the Depositary, the Information Agent (identified below), the Dealer Manager (identified below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered, by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Hittite has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Hittite’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares purchased pursuant to the Offer, or as a result of the Merger, will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5—“Certain United States Federal Income Tax Consequences” of the Offer to Purchase.

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND HITTITE’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE HITTITE BOARD AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF HITTITE SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary, the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Call Toll-Free (800) 318-8219

June 23, 2014